JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

US SEC EXEMPTION
FILE NO. 82-3572

SUPPL

20 September 2006

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.
20549 U.S.A.

Re: **JG Summit Holdings, Inc.**

Gentlemen:

In compliance with the requirement of Rule 12g3-2(b) under the US Securities Exchange Act of 1934, please find attached a copy of the SEC Form 17-C of JG Summit Holdings, Inc. dated September 13, 2006 regarding the news article entitled "JG Summit's bioethanol plant gets 4-year tax break".

Thank you very much.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

/mhd

COVER SHEET

1	8	4	0	4	4

S.E.C. Registration Number

JG SUMMIT HOLDINGS, INC.

(Company's Full Name)

43/F ROBINSONS-EQUITABLE TOWER, ADB AVE. COR. POVEDA ST ORTIGAS CENTER, PASIG CITY

(Business Address: No. Street City/Town /Province)

ATTY. ROSALINDA F. RIVERA **Corporate Secretary**	**633-7631 to 40**
Contact Person	Company Telephone Number

12	31	17-C	**Second Thursday of June**
Month	Day	FORM TYPE	Month Day
Fiscal Year			

Reply to the PSE ODiSy letter dated September 11, 2006 regarding the news article entitled "JG Summit's bioethanol plant gets 4-year tax break"

N/A

Secondary License Type, If Applicable

	N/A
Dept. Requiring this Doc.	Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **September 13, 2006**
Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
(Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
(Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1605**
(Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
Issuer's telephone number, including area code

9. **NA**
(Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

SEC form 17-C

JG SUMMIT HOLDINGS, INC.

11. Item 9 – Other Events

Please see the following attached documents:

Annex "A" – Letter of JG Summit Holdings, Inc. (the "Company") to the Philippine Stock Exchange (PSE) dated September 12, 2006 in response to the PSE ODiSy letter in Annex "B" below;

Annex "B" – ODiSy letter of PSE to the Company dated September 11, 2006 requesting for any information that the Company may have regarding the news article in Annex "C" below;

Annex "C" – News article entitled "JG Summit's bioethanol plant gets 4-year tax break" which appeared in the September 11, 2006 issue of the Business World.

- o –

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

September 13, 2006
(Date)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/kca/

ANNEX "A"

JG SUMMIT HOLDINGS, INC.

43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

September 12, 2006

PHILIPPINE STOCK EXCHANGE, INC.
Philippine Stock Exchange Center
Exchange Road, Ortigas Center
Pasig City, Metro Manila

Attention: Ms. Jurisita M. Quintos
Senior Vice-President
Operations Group
Disclosure Department

Gentlemen:

We refer to your letter dated September 11, 2006 requesting us to provide the Exchange with any information regarding the news article entitled "JG Summit's bioethanol plant gets 4-year tax break" published in the September 11, 2006 issue of the Business World which reported in part that:

> "The Board of Investments (BoI) last week granted a four-year tax holiday to publicly listed JG Summit Holdings, Inc. for its Negros Occidental province-based ethanol fuel plant project. x x x 'Project investment cost is P795 million and it does not comply with the investment cost of having P(sic) billion to qualify for pioneer status. Hence, it is recommended that the project to be approved as non-pioneer status without prejudice to upgrading it to pioneer status once it is established that the project will be utilizing 'new and clean technology' as specified in the IPP specific guidelines,' the BoI said. JG Summit's ethanol factory is expected to manufacture 100,000 liters of fuel grade anhydrous ethanol, a compound suitable for gasoline blending. The ethanol plant would have an annual output of 30 million liters, which will be sold to gasoline suppliers. x x x"

Please note that, as of the date hereof, we have not yet received any formal advice from the Board of Investments (BOI) regarding the approval of the application for registration of the above-mentioned project with the BOI.

Very truly yours,

(original signed)
ROSALINDA F. RIVERA
Corporate Secretary

/mhd

ODiSy

4th Floor, Philippine Stock Exchange Center,
Exchange Road, Ortigas Center, Pasig City
Trunkline: 688-7600 loc. 7512-7519
Fax. No. 636-0809

To	:	**ATTY. ROSALINDA F. RIVERA** ***Corporate Secretary***
Company	:	**JG SUMMIT HOLDINGS, INC.**
Subject	:	**"JG Summit's bioethanol plant gets 4-year tax break"**
Date	:	**Monday, September 11, 2006**

Dear Atty. Rivera:

This is in reference to the attached news article entitled "JG Summit's bioethanol plant gets 4-year tax break" published in the September 11, 2006 issue of the BusinessWorld. The article reported in part that:

> *"The Board of Investments (BoI) last week granted a four-year tax holiday to publicly listed JG Summit Holdings, Inc. for its Negros Occidental province-based ethanol fuel plant project. x x x 'Project investment cost is ₱795 million and it does not comply with the investment cost of having ₱(sic) billion to qualify for pioneer status. Hence, it is recommended that the project to be approved as non-pioneer status without prejudice to upgrading it to pioneer status once it is established that the project will be utilizing 'new and clean technology' as specified in the IPP specific guidelines,' the BoI said. JG Summit's ethanol factory is expected to manufacture 100,000 liters of fuel grade anhydrous ethanol, a compound suitable for gasoline blending. The ethanol plant would have an annual output of 30 million liters, which will be sold to gasoline suppliers. x x x "*

In view thereof, please provide the Exchange with any information your office may have regarding the above-quoted news article via **ODiSy before 9:00 a.m. Tomorrow, Tuesday, September 12, 2006,** so that we may properly apprise the Trading Participants and the investing public of the same.

Very truly yours,

(Original Signed)
CHRISTINA MARIE FORTES
Analyst, Disclosure Department

Noted by:

(Original Signed)
ATTY. PETE M. MALABANAN
Head, Disclosure Department

ANNEX "C"

JG Summit's bioethanol plant gets 4-year tax break

The Board of Investments (BoI) last week granted a four-year tax holiday to publicly listed JG Summit Holdings, Inc. for its Negros Occidental province-based ethanol fuel plant project.

The tax perk, however, fell short of the company's request for a pioneer status which is equivalent to a six-year tax break.

In an executive summary, the BoI turned down the Gokongwei-led company's request for a pioneer status.

Under the 2005 Investments Priorities Plan, companies involved in renewable and clean energy can apply for pioneer status if they are to invest at least P1 billion.

"Project investment cost is P795 million and it does not comply with the investment cost of having more than P billion to qualify for pioneer status. Hence, it is recommended that the project to be approved as non-pioneer status without prejudice to upgrading it to pioneer status once it is established that the project will be utilizing 'new and clean technology' as specified in the IPP specific guidelines," the BoI said.

JG Summit's ethanol factory is expected to manufacture 100,000 liters of fuel grade anhydrous ethanol, a compound suitable for gasoline blending.

The ethanol plant would have an annual output of 30 million liters, which will be sold to gasoline suppliers.

The listed holding firm said the project is in accordance with the Energy department's bioethanol program, which mandates the blending of gasoline with ethanol up to 10% next year.

The plant would be using sugar molasses as feedstock. The sugar products are to be sourced from two sugar mills controlled by the Gokongweis in Negros Occidental, namely the Universal Robina Sugar Mill Corp. in Manjuyod town and the Southern Negros Development Corp. mill in Kabangkalan town.

Universal Robina Corp. is the core unit of the conglomerate and is involved in food production, beverages, milling, animal feeds production, and packaging.

The company has embarked on an expansion project in Negros Occidental in the last few years. It has expanded and improved the capacities of the two aforementioned mills, investing about P2.5 billion. The last leg of the expansion program is expected to end next year.

BoI managing head and Undersecretary Elmer C. Hernandez had expressed support for companies involved in clean and renewable energy sources, noting that it is part of the government's agenda to lessen the country's dependence on foreign oil. Aside from this particular project, the BoI has recently approved wind energy projects in Southern Luzon. — Kristine L. Alave

BusinessWorld September 11, 2006